January 11, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: Pamela Howell

Re:	Global Partner Acquisition Corp II Registration Statement on Form S-1 File No. 333-251558

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Global Partner Acquisition Corp II that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on January 11, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ellenoff Grossman & Schole LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that, as of the date hereof, approximately 1013 copies of the preliminary prospectus dated December 21, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,
UBS SECURITIES LLC
RBC Capital markets, llc
as representatives of the several underwriters

UBS SECURITIES LLC

By:	/s/ Thomas Schadewald
Name:	Thomas Schadewald
Title:	Director

By:	/s/ Aneesh Kelkar
Name:	Aneesh Kelkar
Title:	Director

RBC CAPITAL MARKETS, LLC.

By:	/s/ Michael Ventura
Name:	Michael Ventura
Title:	Managing Director, Equity Capital Markets

[Signature Page to Underwriters’ Acceleration Request Letter]